

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 11, 2013

David J. Baum, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424

Re: **Wildermuth Endowment Strategy Fund**
        File Nos. 333-191152 & 811-22888

Dear Mr. Baum:

        We have reviewed the registration statement for Wildermuth Endowment Strategy Fund
(the "Fund"), filed on Form N-2 on September 13, 2013, in connection with the registration of its
common stock. Based on our review of the registration statement, we have the following
comments. The captions we use below correspond to the captions the Fund uses in its
registration statement.

        Where a comment is made in one location, it is applicable to all similar disclosure
appearing elsewhere in the registration statement.

PROSPECTUS

Prospectus Summary – Investment Objectives and Policies (Pages 1-2)

1. The disclosure in the Prospectus Summary uses a number of confusing, and sometimes
    overlapping terms, to describe the Fund's investments. For example, "hedge funds,"
    "non-traded real estate investment trusts," "private equity investments," "commodity
    pools," "other private pooled investment vehicles," "Absolute Return Funds,"
    "unregistered private funds," "REIT Subsidiary" and "Underlying Funds."

    a) Please revise this section to provide clear and discrete (not overlapping) terms for
        the Fund's investments.

    b) Also, please ensure that all such revisions are made consistent with the disclosure
        on Page 13, Investment Allocations and Portfolio Construction (as well as
        throughout the prospectus and Statement of Additional Information).

2. The Fund and its subsidiaries appear to intend to invest significantly in the securities of other investment companies. Regarding the Fund's investments in registered investment companies (*i.e.*, open-end and closed-end funds, and ETFs), please explain to us how such investments will comply with Section 12(d)(1) of the Investment Company Act of 1940 (the "Investment Company Act").

3. It also appears that the Fund may invest a substantial amount of its assets in hedge funds (*i.e.*, unregistered investment companies).

    a) Please state the Fund's investment limit in hedge funds.

    b) If the Fund intends to invest substantially in hedge funds, please disclose the Fund's policy in this respect in the Prospectus Summary.

    c) Additionally, the Cover Page should prominently disclose all of the principal risks to investors of investing in the Fund and in hedge funds. We recommend that the risk disclosure be in bold, using a bullet-point format.

        i. The risks should address the lack of transparency of hedge fund investments and strategies; the fact that hedge funds may not have independent boards, do not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with other affiliates of the hedge fund; and state that information about the hedge funds is extremely limited, making it very difficult to value hedge funds.

        ii. Disclose that although the Fund will offer to repurchase shares on a quarterly basis, investors should not expect the Fund to repurchase more than 5% of shares outstanding, may be unable to sell their shares and thus reduce exposure on any market downturn, and may not have access to the money they invest for an indefinite period of time. Accordingly, an investment in the Fund may not be suitable for those who need access to the money they invest.

        iii. Disclose that investors should consider an investment to be illiquid and they should be able to afford a complete loss of investment.

4. If the Fund may invest a substantial amount of its assets in hedge funds, note that all registered fund of hedge funds have imposed a minimum initial investment requirement on their investors ranging from $25,000 up to $1 million, and that with respect to eligibility standards, such funds have restricted sales to investors that at a minimum satisfy the accredited investor standard. Please advise us why it would be appropriate for an investor who does not meet the definition of an accredited investor, or qualified purchaser, to invest in the Fund. In your correspondence, please discuss:

    a) the strategies pursued by the hedge funds in which the Fund intends to invest;

    b) the amount of information that will be available to investors in the Fund about the portfolio holdings and strategies of the hedge funds in which the Fund intends to invest;

    c) the restrictions imposed by the hedge funds themselves on who is qualified or suitable to purchase and hold shares of the hedge fund;

    d) how the Fund intends to value its investments in hedge funds in a manner that is consistent with the requirements of the Investment Company Act; and

    e) whether and how each of these aspects and risks of investing directly in hedge funds is mitigated or altered by investing indirectly in many hedge funds through the Fund.

5. The Fund's fundamental policy prohibits it from investing more than 25% of the market value of its investments in the securities of companies or entities engaged in any one industry. However, the Prospectus Summary states that the Fund may invest up to 35% in "real estate" (of which no more than 25% would be in direct real estate holdings). In addition, the prospectus states on Page 21 that "[t]he Fund does not have any investment restrictions with respect to investments in REITs."

    a) Disclose clearly the Fund's limit in investing in real estate, including REITs.

    b) If the Fund's limit in investing in real estate, including REITs, is more than 25% of the Fund's net assets, that would conflict with the Fund's fundamental policy not to concentrate. Please reconcile by either revising the prospectus to state that the Fund's investments in real estate will not exceed 25% of the Fund's net assets (consistent with the Fund's current concentration policy), or amend the Fund's concentration policy to state that the Fund will concentrate in real estate.

6. Please describe the structure for the "REIT Subsidiary." For example, is it wholly-owned by the Fund? Who advises the REIT Subsidiary?

7. The prospectus discloses that the Fund may invest up to 50% of its total assets in derivative instruments.

    a) Please confirm that the notional value of derivatives will not be used for purposes of calculating the management fee, and explain how the Fund intends to cover its derivative positions.

    b) Please note that when investing in derivatives, the Fund must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). In 2011, the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). In addition, please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. *See also* Letter from B. Miller to ICI, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).

8. The prospectus says the Fund may invest up to 25% of its total assets in a wholly-owned Cayman subsidiary (the "Subsidiary"). In your correspondence, please:

   a) Confirm that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary;

   b) Confirm that Wildermuth Advisory, LLC, the adviser to the Subsidiary, complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Note that the investment advisory agreement between the Subsidiary and Wildermuth Advisory, LLC, is a material contract that should be included as an exhibit to the Fund's registration statement;

   c) Confirm that the Cayman subsidiary complies with provisions relating to affiliated transactions and custody (Section 17), and identify its custodian;

   d) Confirm that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; (4) the Subsidiary's financial statements will be audited and filed with a regulatory body such as the U.S. Securities and Exchange Commission; (5) the Subsidiary will have the same custodian and independent accountant as the Fund; and (6) the Subsidiary's officers and its board of directors will sign the Fund's registration statement; and

   e) Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Cayman subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Prospectus Summary – Investor Suitability (Page 2)

9. Please revise this section to more fully describe the types of investor for whom the Fund is appropriate. In revising this section, please see our earlier comment with respect to investor eligibility standards.

Prospectus Summary – Investment Adviser and Fee (Page 7-8)

11. The prospectus states that the Expense Limitation Agreement will remain in effect "for at least one year from the effective date." Please add "of the prospectus."

Prospectus Summary – Investment Objectives and Policies (Page 8)

12. This section discusses the Distribution Policy. Please explain that such distributions may include a return of capital (see Page 36), which represents a return of a portion of shareholder's original investment. Also, please explain that although a return of capital will generally not be taxable, it would reduce the shareholder's cost basis in shares and may result in higher capital gains taxes, or a lower capital loss, when shares are sold.
.

Prospectus Summary – Summary of Fund Expenses (Pages 8-9)

13. Please disclose the Contingent Deferred Sales Charge referenced in FN 1 as a caption in the Fee Table. Please also disclose the $15 wire transfer fee as a caption in the Fee Table.

14. Page 2 of the Summary Prospectus states the Fund may borrow up to 33% of the Fund's assets. Please confirm that any estimated interest on borrowing will be included in the Fee Table.

15. Please advise us whether FINRA has reviewed and approved the terms of the underwriting agreement and the Fund's Maximum Sales Load.

Prospectus Summary – Use of Proceeds (Page 10)

16. This section states that the net proceeds of the continuous offering of shares will be invested "as soon as practicable" after receipt by the Fund. Please disclose how long it will take to invest all or substantially all of the proceeds. If the Fund expects the investment period to exceed three months, the reason for the delay should be stated. *See* Guide 1 to Form N-2.

Investment Allocation and Portfolio Construction (Page 13)

17. The prospectus states that the Fund will pursue its investment objective by allocating its assets to a broad portfolio consisting primarily of the five performance-oriented asset classes, including "(5) Absolute Return Funds." Although Absolute Return Funds invest in a number of asset classes, such Funds are not themselves an asset class. Please revise.

Investment Adviser (Page 29)

18. The prospectus states that the Adviser is currently in the process of becoming registered with the SEC as an investment adviser. The Adviser must be registered before it may begin advising the Fund. Please advise us of the status of the Adviser's registration.

Valuation Process – In General (Page 32)

19. This section states that the Adviser will provide the board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, and that "to the extent deemed necessary by the Adviser," the independent trustees will review any securities valued by the Adviser in accordance with the Fund's valuation policies." Please revise to make clear that the board of trustees is ultimately responsible for *all* securities' valuations.

Purchasing Shares (page 41)

20. This section states that purchase and sales orders will be priced at the appropriate prices next computed after it is received by a Financial Intermediary and accepted by the Fund. First, please delete from this section references to sales by investors, because repurchases of Fund shares is discussed on Page 34 of the prospectus. Second, please replace "accepted" with "received." *See* Rule 23c-3(b)(7)(iii).

STATEMENT OF ADDITIONAL INFORMATION

Involuntary Responses (Page 10)

21. This section explains that the Fund may repurchase shares of any shareholder pursuant to certain circumstances. Please provide us with an explanation of the legal basis for such repurchases. *See generally* Section 23(c) of the Investment Company Act.

Portfolio Manager (Page 16)

22. Please disclose the information for the Fund's portfolio manager required by Item 21 of Form N-2.

GENERAL COMMENTS

23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

24. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

25. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

26. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

27. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael J. Shaffer, SEC